Exhibit 99.100

BITZERO HOLDINGS INC.

(FORMERLY WBM CAPITAL CORP.)

Management’s Discussion and Analysis

For the three and six-month

periods ended March 31, 2026 and March 31, 2025

(expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Bitzero Holdings Inc. (“Bitzero” or the “Company”), on a consolidated basis, for the three and six-month periods ended March 31, 2026 and March 31, 2025.

This document should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six-month periods ended March 31, 2026 and March 31, 2025 (the “Q2 Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in United States dollars.

Unless otherwise stated, in preparing this MD&A the Company has taken into account information available to it up to the date of this MD&A, May 27, 2026, being the date the Company’s board of directors (the “Board”) approved this MD&A and the corresponding financial statements. All quarterly information contained herein is unaudited.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A contains information up to and including May 27, 2026.

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to our objectives and the strategies to achieve these objectives, expected hashrate growth and fleet efficiency; anticipated expansion of capacity at the Norwegian facility; expected economies of hosting arrangements; liquidity and capital resources; the impact of the April 2028 Bitcoin halving on mining economics; and the timing and magnitude of planned equipment purchases, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that infer actions, events or results with terminology such as “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and, therefore, the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon numerous assumptions and is subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors that are discussed in greater detail under “Risk Factors and Uncertainties”.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION (CONT’D)

Certain assumptions were made in preparing the forward-looking information concerning availability of capital resources, business performance, market conditions, and customer demand.

Forward looking information is based on the following material factors and assumptions: (i) average BTC prices and transaction fees within management’s planning ranges; (ii) network difficulty consistent with recent trends; (iii) stable access to competitively priced hydroelectric power and grid availability in NO4; (iv) fleet uptime and curtailment consistent with historical performance and grid flexibility agreements; (v) the availability of mining equipment on disclosed timelines and budget; (vi) hosting customer demand and adherence to contractual terms. Actual results may differ materially due to risks and uncertainties described under “Risk Factors and Uncertainties”.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Forward-looking information is subject to the risks and uncertainties described under “Risk Factors and Uncertainties” in this MD&A. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and we do not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

3.	OVERVIEW AND SIGNIFICANT EVENTS

(a)	General information

Bitzero Holdings Inc. (the “Company” or “Bitzero”) was incorporated under the Canada Business Corporations Act on August 26, 2006 and was continued into British Columbia under the Business Corporations Act (British Columbia) on June 4, 2024. The Company’s head and registered office is located at Suite 1100, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia V7X 1M5.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of Bitcoin. The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity that is a wholly owned subsidiary of Bitzero Holdings Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

(b)	Reverse takeover

On November 19, 2025, the Company completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated November 3, 2025, among WBM Capital Corp. (“WBM”), 1555476 B.C. Ltd. (“155 BC”), a wholly owned subsidiary of WBM, and Bitzero Blockchain Inc. (“Blockchain”). Under the transaction, Blockchain amalgamated with 155 BC to form an amalgamated corporation that become a wholly owned subsidiary of WBM.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(b)	Reverse takeover (cont’d)

In connection with the transaction, WBM changed its corporate name to “Bitzero Holdings Inc.” and the Company completed a 10-for-1 common share consolidation. All share and per share information presented in these condensed interim financial statements have been adjusted retrospectively to reflect the share consolidation.

(c)	Basis of consolidated reporting

The interim condensed consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity. The accounting policies of subsidiaries are the same as those of the Company.

Subsidiary	Ownership at 31-Mar-26	Ownership at 30-Sep-25	Country of incorporation
Bitzero Blockchain Inc.	100%	100%	Canada
Exanorth AS	100%	100%	Norway
Bitzero Inc.	100%	100%	Barbados
Bitzero ND I	100%	100%	United States
Bitzero ND II	100%	100%	United States
Zetanorth AS	100%	100%	Norway
Bitzero Finland Oy	100%	100%	Finland

(d)	Description of the business

Data centers are physical facilities that are used to house computer systems and associated components, IT infrastructure, critical applications, and data for applications and services. Data centers can be used for a variety of purposes and support the needs of large-scale applications, including but not limited to Bitcoin mining, cloud computing, web hosting, processing large data sets, providing the foundation for artificial intelligence, machine learning, and more. Data center designs are based on computing and networking solutions and include components such as routers, switches, firewalls, storage systems, and more.

Bitcoin mining is the process by which new Bitcoins are created and transactions are verified and added to the public ledger known as the Bitcoin Blockchain (the “Blockchain”). Mining is conducted by miners using hardware and software to generate a cryptographic number that is equal to or less than a number set by the Bitcoin network’s algorithm. Bitcoin self-mining refers to the process by which a miner validates Bitcoin transactions and adds them to the Blockchain ledger without relying on a trusted third party.

“Hashrate” is a measure of the computational power used in the mining process of cryptocurrencies, it indicates how many hash functions a miner can perform per second.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Description of the business (cont’d)

Generally, the higher the Hashrate, the more attempts a miner can make to add new blocks to the Blockchain. Bitcoin Hashrates are generally measured through exahashes per second (EH/S); one exahash equals 1018 hashes, which means EH/S indicates how many quintillion hash calculations can be performed in one second. EH/S represent high levels of computational power associated with large-scale mining operations or data centers.

Data center hosting is a service where companies and organizations store and manage their IT infrastructure in third-party data centers, enabling them to use the same the services, features, and capabilities of a data center without building their own infrastructure.

Data center hosting comes in various forms, including the following: (i) dedicated hosting: a client rents an entire server, giving them full control over its resources; (ii) shared hosting: multiple clients share the same server and its resources, making it more cost-effective but with limited control; (iii) virtual private server hosting: a server is divided into multiple servers, offering more control and resources than shared hosting; and (iv) cloud hosting: resources are distributed across multiple servers, allowing for scalability and flexibility.

Bitzero was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and high performance computing (“HPC”) hosting.

Bitzero’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

The Company’s strategic objective is to become a leader in sustainable blockchain mining and high-performance computing hosting, leveraging advanced technology and energy-efficient solutions.

(e)	Products and services

Exanorth owns a 50,000 square meter property in Norway (the “First Norway Property”), powered 100% by hydroelectric energy, and is in the low-cost NO4 region of Norway where it benefits from cooler temperatures, proximity to network lines including polar cables, and on-site security. The First Norway Property has infrastructure optimized for very low carbon displacement, given that is powered by 100% hydro energy.

On February 21, 2024, Exanorth entered into a flexibility services agreement (the “Flexibility Services Agreement”) in connection with its First Norway Property. Through the Flexibility Services Agreement, Exanorth adjusts energy usage at the First Norway Property to stabilize the power grid. When Exanorth engages in stabilization efforts, it is compensated under the terms of the Flexibility Services Agreement while also supporting sustainability.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Products and services (cont’d)

The First Norway Property provides Bitzero with an advantageous location for cryptocurrency mining for the following key reasons: (i) Norway is committed to large scale expansion of data center businesses; (ii) low temperatures reduce server cooling costs, significantly lowering the dependency on excessive energy use; (iii) clean outside air limits the maintenance required to keep machines in working condition; (iv) the First Norway Property is located next to the local power grid which supplies energy to the Data Center located in Norway. Since the grid is so close to the First Norway Property, the grid fee is low, and energy produced is conserved; (v) fast and reliable internet connection enables dependable communications; and (vi) hydropower accounts for 90% of Norwegian electricity production, which is considered to be the cheapest source of renewable energy.

The First Norway Property has approximately 320MW total capacity. 40MW of active capacity at the First Norway Property is being used by the Data Center in Norway, and the remaining capacity is expected to be activated through development and grid updates in two phases. Exanorth intends to expand active capacity at the First Norway Property over the coming months and has approval to support expansion of 70MW, adding up to a total of 110MW in phase 1, with a subsequent phase expected to add 210MW, bringing total active capacity to 320MW upon completion.

In August 2024, Exanorth received approval from the Norwegian Water Resources and Energy Directorate to operate as a utility, which means that Exanorth can control the First Norway Property’s own electrical supply, and energy distribution and grid costs.

The Data Center is located on the First Norway Property. Currently, the Data Center operates as Bitzero’s self-mining revenue-generating operations and is the focal point of Bitzero’s operations.

All the Bitcoin that is self-mined at the Data Center is rewarded from the Luxor Mining Pool (as defined above) and owned by the Barbadian Subsidiary.

The Norway Data Center is powered by hydro energy and Bitcoin mining operations at the Norway Data Center have a Hashrate of 1.74 EH/S. Currently, the site has 38 containers and 11,195 miners.

ND I, LLC acquired a property located at 81st Street, Nekoma, County of Cavelier, and State of North Dakota (the “North Dakota Property”) in July 2022 pursuant to an agreement with Cavelier County Job Development Authority dated July 18, 2022 (the “North Dakota Property Purchase Agreement”). The North Dakota Property is over 184 acres and benefits from a diversified energy mix including wind, natural gas, and grid sources, ensuring reliability and efficiency.

The North Dakota Property has total capacity of approximately 200MW-300MW. Currently, there is 2.5MW of active capacity that is immediately available but not currently being used, and further inactive capacity that can be accessed once studies are conducted, facilities are built, and investments in system upgrades are made. Additionally, on the North Dakota Property, there is an 80,000-gallon diesel tank and additional liquid storage tank, which can provide large-scale back-up power supplies, enabling the North Dakota Property to operate independently of other electrical suppliers.

The North Dakota Property houses a currently non-operational data center (the “Nekoma Pyramid”).

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Products and services (cont’d)

The Nekoma Pyramid was initially built in the late 1960s with initial commissioning occurring in 1975 during the cold war. It consequently has desirable security characteristics well suited for storing highly sensitive information.

The Nekoma Pyramid’s special features and competitive advantages are summarized as follows: (i) Potential to offer customers an extremely high level of physical security due to its original design as a government defense installation, making it useful for clients with strict requirements in the areas of data protection and physical security; (ii) Fully reinforced concrete and steel, designed to protect building contents; and (iii) There are redundant power feeds available, which are built to work into the redundant power systems in datacenters and ensure that power gets delivered to all functional server components and acts as physical power supplies sample space for onsite generation and fuel storage.

ND I, LLC and Bitzero are in the process of developing the North Dakota Property and planning the use of the Nekoma Pyramid for their operations. On August 1, 2024, ND I, LLC entered into an agency agreement with Cushman & Wakefield U.S., Inc. (the C&W Agency Agreement”). Pursuant to the C&W Agency Agreement, the North Dakota Property may be sold or leased to a third-party, or ND I, LLC may retain the North Dakota Property for its own use.

Another central component of Bitzero’s business model is Bitcoin mining. Bitzero is focused on Bitcoin mining because it is the most efficient way for Bitzero to convert energy into sustainable cash flows. This method is predictable, straightforward to manage, and not excessively capital-intensive, with relatively low upfront costs. It involves directly converting energy into cash flows through capital expenditure and infrastructural projects. Currently, all of Bitzero’s Bitcoin mining operations are conducted at the Data Center. Bitzero and its subsidiaries do not mine any other cryptocurrency assets. On December 15, 2021, the Barbadian Subsidiary entered into a data services agreement with Exanorth (the “Barbadian-Exanorth Data Services Agreement”). Pursuant to the Barbadian-Exanorth Data Services Agreement, all Bitcoin that is self-mined at the Data Center is owned by the Barbadian Subsidiary.

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin mining operations, including how Bitzero currently engages in Bitcoin mining.

Bitcoin miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin mining site must be prepared for site construction. At the Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. On January 1, 2023, Exanorth and an energy provider entered into two power delivery agreement (the “Energy Provider Power Agreement”), whereby the energy provider provides physical power delivery and additional services to the First Norway Property.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Products and services (cont’d)

All electricity and power supplied to the Data Center is through the energy provider through the Energy Provider Power Agreement.

Bitcoin mining containers are used so that owners and investors can move mining rigs easily. In essence, Bitcoin mining containers are shipping containers equipped with the necessary components to conduct mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin mining container houses several mining computers in racks, consuming approximately 1MW of power each. The number of mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Every 10 minutes, a new block is added to the Blockchain ledger by all the mining computing power existing in the world, comprising approximately 4,500 Bitcoin transactions. Every 10 minutes, the global Bitcoin network rewards miners with 3.125 Bitcoins. This results in a total daily reward of 450 Bitcoins for all miners combined. This reward amount halves approximately every four years (once the right block height is reached). The Bitcoin reward per unit of mining equipment is predictable at the time of purchase but varies over time based on market share. For example, if there are 9 equally powerful mining units globally and Bitzero adds one more, Bitzero would receive 10% of the daily 450 Bitcoin reward. Currently, the total network computing power is over 1,000 Exahash per second (EH/s), while the most efficient single miner operates at approximately 0.00025 EH/s.

Bitzero focuses on self-mining at the Data Center and earns revenue through the amount of Bitcoin mined. On May 26, 2022, Bitzero and Luxor Technology Corporation (“Luxor”) entered into a services agreement (the “Luxor Services Agreement”) pursuant to which Bitzero engaged Luxor to set up a mining pool (the “Luxor Mining Pool”) and provide maintenance of the Luxor Mining Pool on a cloud host that Luxor and Bitzero have access to. Pursuant to the Luxor Services Agreement, Luxor also shall provide maintenance of the software underlying the Luxor Mining Pool, that has the specification of a commercially standard cryptocurrency Mining Pool (the “Luxor Software”), which is licensed by Luxor to Bitzero.

The Luxor Software includes any other software intentionally delivered to Bitzero, such as updates delivered pursuant to maintenance and support services and/or hosting services provided by Luxor. The Luxor Agreement references a block reward, consistent of a combination of: (a) the amount of newly minted Bitcoins in each block as fixed by the Bitcoin protocol (the “Block Subsidy”), and (b) fees paid by users of the Bitcoin network to have their transactions included in the current block (the “Transaction Fees”. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output (the “Block Reward”). The aggregate Block Reward paid to all miners is aggregated for calculation purposes (the “Total Miner Reward”). Pursuant to the Luxor Services Agreement, Luxor receives 0.20% of each Total Miner Reward and Bitzero will receive the remaining 99.80% of each Total Miner Reward. Currently, the Block Subsidy of newly minted Bitcoins in each block is 3.125 Bitcoin per block.

Transaction fees are a crucial component of the Bitcoin network's incentive structure, ensuring that miners prioritize certain transactions and continue to maintain the network even after Block Rewards diminish over time.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Products and services (cont’d)

Miners receive transaction fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the miner who finds a new block). Users can attach fees to their transactions to incentivize miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

The demand for data centers is increasing across the globe among cryptocurrency miners, cloud service providers, and artificial intelligence companies. There has been a significant increase in governmental regulation around carbon emissions from high-energy consuming data centers, including in Norway which has become a popular destination for cryptocurrency miners. Additionally, security concerns are of a high degree of importance since data centers handle extremely sensitive, large volumes of information.

With these considerations, identifying new data center opportunities for Bitzero’s ecosystem partners to provide efficient and low-cost energy solutions is a core part of its business model. While Bitzero currently has the Data Center and the non-operational Nekoma Pyramid, it also is undergoing negotiations to expand its facilities in the North American and Scandinavian regions.

(f)	Acquisition of options to purchase Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth, along with various rights to lease real estate property on which Exanorth conducted its operations, for aggregate consideration of $2,969,303.

At the time of the transaction, the Company had intended to build and operate a data center for its digital currency mining operations using the infrastructure existing at Exanorth.

The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.16 to 1.18 years; and the dividend yield was set at 0%.

As a result, the Company recorded the investment asset on account of this transaction as at and for the year ended September 30, 2021:

2021
$
Purchase of call options over common shares of investee	2,961,798
Fair value adjustment on call options held for the year	520,965
Foreign exchange loss component pertaining to fair value adjustment for the year	(191,420)
3,291,343

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(f)	Acquisition of options to purchase Exanorth AS (cont’d)

On October 22, 2021, Bitzero and Exakraft AS entered into a share purchase agreement, as amended on November 10, 2021, January 14, 2022, January 31, 2022, February 10, 2022, and March 1, 2022 (together, the “SPA”) through which Bitzero exercised certain call options, resulting in the Company acquiring 66% of the issued and outstanding shares of Exanorth.

Aggregate consideration paid for the acquisition, along with the allocation of consideration to the fair value of net identifiable assets of Exanorth was calculated as follows:

	Note	2022
		$
Consideration transferred
Exercise of call options	(i)	3,558,595
Cash consideration	(ii)	2,547,160
Common shares issued to vendor	(iii)	2,250,000
Contingent cash consideration	(iv)	1,900,000
Deferred cash consideration		1,382,476
Settlement of pre-existing loans		1,059,746
Transaction costs		206,598
Fair value of total consideration transferred		12,904,575

(i)	The value of the call options increased from $3,291,343 as at September 30, 2021 to $3,558,595 as a result of a foreign exchange gain, refer to Note 14(a) in the financial statements.

(ii)	The cash consideration relates to the remaining 34% of the shares in Exanorth.

(iii)	As part of consideration in the acquisition, the SPA included a delivery of 5,000,000 common shares of the Company. The common shares were valued at $2,250,000 using a combination of previous equity raises and a 25% discount for lack of marketability.

(iv)	As part of consideration in the acquisition, contingent consideration was included and was the fair value was determined based on the management’s best estimate at the reporting date. The contingent consideration was subsequently revalued to $1,760,547 resulting in a gain of $139,453. As at March 31, 2026, there has been no further remeasurement, as there have been no changes in the underlying circumstances affecting the Management’s best estimate.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(f)	Acquisition of options to purchase Exanorth AS (cont’d)

	Note	2022
		$
Fair value of identifiable net assets acquired
Technology infrastructure		2,872,018
Land		207,672
Cash and cash equivalents		22,092
Accounts payable		(726,426)
Due to Bitzero		(1,080,415)
Other liabilities		(1,039)
Fair value of total identifiable net assets		1,293,902
Goodwill		7,603,446
Non-controlling interest		4,007,227
Total		12,904,575

(g)	Acquisition of Bitzero Finland Oy

On January 23, 2025, the Company purchased 100 shares of Bitzero Finland Oy (formerly Ahold XVIII Oy), domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

(h)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

The delayed draw advance of $8,245,000 was funded on November 24, 2025. The lenders were not obligated to fund the delayed draw, and the advance was subject to (i) timely delivery of a borrowing notice, (ii) total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

In connection with the financing, the Company issued warrants to the lenders to purchase common shares. The warrants issued in connection with the initial tranche provide for the purchase of 4% of the Company’s shares on a fully diluted basis at an exercise price of $0.10 per share. The warrants issued in connection with the delayed draw advance provide for the purchase of 1% of the Company’s shares on a fully diluted basis at an exercise price of $0.10 per share. The warrants are exercisable for a period of 5 years following the completion of the reverse takeover. In December 2025, 50,000 of these warrants were exercised. The warrants issued in connection with the first and second draw were classified as equity instruments on initial recognition and are not subsequently remeasured (see Note 24(d), Note 21(c) and Note 21(e) to the interim condensed consolidated financial statements).

In addition, under the terms of the loan agreement, $10,245,000 of the principal loan balance is convertible into common shares at a conversion price of $4.00 per share (post consolidation, pre-consolidation price was $0.40). The conversion option issued in connection with the senior secured loan was classified as an equity component and recorded in debenture reserve. The equity component was measured at its grant-date fair value and is not subsequently remeasured.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(h)	Senior secured loan (cont’d)

The number of common shares issuable to any lender on conversion is subject to a Beneficial Ownership Limitation of 4.99% of the common shares outstanding immediately following the issuance, which may be increased to a maximum of 9.99% on prior written notice from the lender.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

The loan agreement requires the Company to maintain, at all times, a minimum cash balance of $2,000,000 in one or more bank accounts that are subject to account control arrangements specified by the lenders. At the reporting date, the Company held $2,000,000 as cash in trust to satisfy this covenant. This amount is shown as restricted cash on the statement of financial position and is not available for general corporate purposes because its use would cause a breach of the covenant.

No portion of the required minimum balance was held in Bitcoin at the reporting date. The requirement to maintain this balance will continue for so long as the loan remains outstanding or until the covenant is amended or waived.

The loan is secured by a pledge of the $2,000,000 cash minimum in a lender controlled deposit account, account control agreements over specified deposit accounts, a blanket first priority lien on substantially all assets of the Company and certain subsidiaries, first priority pledges of 100 percent of the equity interests in Exanorth AS and Zetanorth AS, first priority fixed charges over Exanorth AS assets including a mortgage over real estate in Namsskogan, Norway, and a mortgage over North Dakota real estate owned by Bitzero ND I, LLC.

Under Section 6.12 of the Loan Documents (as amended by the First Amendment dated October 1, 2025), the Company is also subject to (i) a minimum trailing-three-month EBITDA covenant of US$750,000 through June 2026, increasing to US$825,000 from July 2026 through June 2027 and to US$900,000 from July 2027 onwards; and (ii) a minimum trailing-three-month consolidated revenue covenant of US$3,000,000 through June 2026, increasing to US$3,300,000 from July 2026 through June 2027 and to US$3,630,000 from July 2027 onwards. As at March 31, 2026, the Company was in compliance with the minimum cash balance covenant and the minimum trailing-three-month consolidated revenue covenant. The Company obtained a waiver from the lenders for the minimum trailing-three-month EBITDA covenant for the period ended December 31, 2025. The covenant definition of EBITDA was amended by the First Amendment dated October 1, 2025 and is materially different from the Adjusted EBITDA measure presented in this MD&A. Refer to Note 21(c) to the interim condensed consolidated financial statements for further details, including the full chain of amendments (the First Amendment dated October 1, 2025; the Joinder, Delayed Draw Advance and Second Amendment dated October 20, 2025; the Joint Amendment Agreement dated October 20, 2025; and the Supplement dated November 17, 2025), the ratchet issuance provisions applicable to the JGB First Warrants and JGB Second Warrants and the cashless exercise mechanics.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(i)	Go-public transaction

In November 2025, Bitzero completed a go-public transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with WBM Capital Corp. (“WBM”) and its wholly owned subsidiary, 1555476 B.C. Ltd (“Subco”), pursuant to an amalgamation agreement dated November 3, 2025. Under the Amalgamation Agreement, Bitzero amalgamated with 1555476 B.C. Ltd. to form a new corporation that became a wholly owned subsidiary of WBM.

All issued and outstanding Bitzero common and non-voting shares were exchanged for fully-paid and non-assessable WBM common and non-voting shares on the basis of ten Bitzero shares for one WBM share. Outstanding Bitzero options, RSUs and warrants were adjusted to provide rights to acquire WBM common shares in accordance with their terms.

As control of the combined entity resides with the former owners of Bitzero, the transaction is accounted for as a reverse acquisition with Bitzero as the accounting acquirer and WBM as the accounting acquiree. The transaction was accounted for in accordance with IFRS 2, with any excess of the fair value of the deemed consideration over the fair value of WBM’s identifiable net assets recognized as a listing expense in profit or loss in the period of closing.

On November 24, 2025, Bitzero’s common shares began trading on the Canadian Securities Exchange under the ticker “BITZ.U”.

4.	SUBSEQUENT EVENTS

(a)	Re-performance of IFRS classification analysis for the JGB financing

Subsequent to December 31, 2025 financial statements, in connection with the BCSC review and following identification of internal inconsistencies in the disclosure of the senior secured loan, management is re-performing the IFRS classification analysis for the host loan, the embedded conversion feature, the JGB First Warrants, the JGB Second Warrants and the related ratchet issuance provisions, with support from an external IFRS specialist and SRCO Professional Corporation (the Company's auditors). The corrected analysis may result in (i) the reclassification of one or more components of the senior secured loan and (ii) a determination under IAS 8 of whether prior-period error correction is required for the September 30, 2025 Bitzero Blockchain Inc. annual financial statements. See Note 21(c) to the interim condensed consolidated financial statements.

(b)	JGB loan activity

Subsequent to March 31, 2026, the Company continued to make scheduled payments under the JGB financing arrangement. From January 2026 through April 2026, the Company received monthly payment requests from the JGB Agent totaling approximately $2,616,577, consisting of $1,216,577 of interest and $1,400,000 of principal paydowns.

Management continues to assess covenant compliance under the JGB financing arrangement. The Company obtained a waiver from the Lenders in respect of the minimum trailing-three-month EBITDA covenant for the period ended December 31, 2025.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

4.	SUBSEQUENT EVENTS (CONT’D)

(b)	JGB loan activity (cont’d)

As at March 31, 2026 and the date of this MD&A, the Company was in compliance with the minimum cash balance covenant and the minimum trailing-three-month consolidated revenue covenant. Refer to Note 21(c) to the interim condensed consolidated financial statements.

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

(a)	Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Company’s Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise specified, amounts are in thousands of United States dollars and percentage changes are calculated using whole numbers.

(b)	Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Company’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

A reconciliation of EBITDA and Adjusted EBITDA to IFRS net income is presented below.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section Results from Operations of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented under section Results from Operations of this MD&A.

EBITDA and Adjusted EBITDA are used by management as inputs in our internal metrics and in evaluating our ability to satisfy the Company’s obligations. EBITDA and Adjusted EBITDA are used as alternatives to IFRS net income (loss) because it excludes major non-cash items (including depreciation and amortization, interest, taxes and share-based payments) and other items that management considers non-operating in nature.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(b)	Non-IFRS measures (cont’d)

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) (cont’d)

Management believes that these measures are helpful to investors because they are widely recognized measures of Company’s performance and provides a relevant basis of comparison to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

(c)	New and revised IFRS accounting standards in issue but not yet effective

At the date of authorization of these interim condensed consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

There have been no changes to the Company’s critical judgments and responses to estimation uncertainty in the period since the Company’s audited annual consolidated financial statements and accompanying annual MD&A.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

7.	SELECTED FINANCIAL INFORMATION

(a)	Select annual information from the statements of profit or loss

The following table provides selected financial information from the statement of loss and comprehensive loss of the Company for the three and six-months ended March 31, 2026 and March 31, 2025:

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

	Three months ended	Six months ended	Three months ended	Six months ended
Revenue from digital assets mined	5,320,574	12,816,312	6,082,739	11,009,110
Direct costs	(4,749,188)	(11,582,691)	(5,996,666)	(12,059,469)
Operating expenses	(4,363,830)	(9,883,365)	(1,370,013)	(3,058,838)
Operating loss before other items	(3,792,444)	(8,649,744)	(1,283,940)	(4,109,197)
Other items	(311,725)	(3,985,213)	2,098,512	(1,643,911)
Total comprehensive loss	(4,104,169)	(12,634,957)	814,572	(5,753,108)

(i)	Revenue from digital assets mined

Revenue from digital assets mined was $5.3 million in Q2 2026 compared to $6.0 million in Q2 2025. The Company mined 65.93 BTC in Q2 2026 compared with 65.81 BTC in Q2 2025, reflecting higher average and period-end hashrate at the Norway data centre following additional miner deployments. The average realized price per BTC, including transaction fees, was approximately $80,700 in Q2 2026 (Q2 2025: $93,423).

(iii)	Direct costs

Direct costs for the three-months ended March 31, 2026 fell 21% to $4.7 million (Q2 2025: $5.9 million), primarily due to reduced utilities costs. Depreciation of tangible assets increased slightly, while amortization of right-of-use assets trended up due to new lease agreements entered in the current quarter.

(iv)	Operating expenses

Operating expenses were $4.3 million (Q2 2026: $1.3 million). The increase was driven primarily by higher finance costs of $2.3 million (Q2 2025: $0.1 million) due to interest on long-term debt and other payables.

Administrative expenses rose to $1.6 million (Q2 2025: $1.0 million), including higher legal fees of $0.8 million (Q2 2025: $0.4 million) and higher professional fees of $0.2 million (Q2 2025: $0.1 million.

Finance costs increased to $3.6 million (Q2 2025: $0.1 million), comprised mainly of interest on loans and other payables. The period-over-period increase primarily reflects the senior secured loan entered into in June 2025.

(v)	Other income / loss

Other losses were $0.3 million (Q2 2025: $2.0 million). The decrease was driven primarily by FX impacts of $0.8M (Q2 2025: $3.1 million) and lower realized gains on translation of foreign operations, and was partially offset by gains on derivative financial instruments of $0.6M (Q2 2025: nil), a gain on financing instrument of $1.2M (Q2 2025: nil), and share based expenses of $2.4M ((Q2 2025: $4.4 million) largely related to equity instruments that vested or were issued in connection with corporate activities during the period.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(v)	Other income (cont’d)

Share-based expenses in Q2 2026 of $2.4 million were comprised of:

●	$2,355,954 from RSUs vested upon the reverse takeover of the Company (a significant, largely non-cash charge recognized upon vesting/acceleration at the transaction date);

●	$11,887 from common shares issued for services rendered, representing non-cash consideration measured at fair value and expensed as the related services were received.

(b)	Digital currency operations

For the three months ended March 31, 2026, revenue for digital assets mined was $5.3 million (Q2 2025: $6.0 million).

The change reflects 65.93 BTC mined during Q2 2026 as compared to 65.81 BTC in Q2 2025, driven primarily by differences in average hashrate, network difficulty and power prices.

Average hashrate for the period was 1.32 EH/s (period-end installed hashrate 1.74 EH/s), across 38 containers and 11,195 miners.

Average realized price of 80,700 $/BTC (including transaction fees) as compared to 93,423 $/BTC in the comparative period, consistent with our policy to recognize mining revenue at the fair value of digital assets upon receipt.

Existing rigs (installed prior to the beginning of the reporting period): approximately 99% of mining revenue. New rigs (placed in service during the reporting period): approximately 1% of mining revenue.

For Q2 2026, direct costs were $4.7 million (Q2 2025: $5.9 million). Electricity and grid services: 57,572 MWh consumed at an average tariff of $26.29/MWh, for total electricity and grid services costs of approximately $1,513,568 (For the comparative period: 73,957 MWh consumed at an average tariff of $51.53MWh, totalling approximately $3,811,004). Utilities decreased period-over-period, reflecting lower consumption during higher-uptime periods and network conditions.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

8.	QUARTERLY RESULTS

		For the three months ended (unaudited)
	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023

Revenue	424,478	1,297,062	9,408,300	4,253,730
Total comprehensive loss	553,831	2,838,400	2,534,802	1,596,588
Total assets	53,321,816	50,704,069	29,850,652	46,213,966
Total liabilities	7,727,148	7,659,137	9,993,673	9,679,369
Basic and diluted loss per share	0.02	0.09	0.08	0.05

		For the three months ended (unaudited)
	March 31,	June 30,	September 30,	December 31,
	2024	2024	2024	2024

Revenue	1,939,302	6,850,336	9,567,913	4,926,371
Total comprehensive loss	649,685	1,346,820	10,177,157	6,567,680
Total assets	47,641,574	58,800,331	29,850,652	27,796,229
Total liabilities	7,798,355	13,417,570	16,025,622	14,977,179
Basic and diluted loss per share	0.02	0.04	0.31	0.18

		For the three months ended (unaudited)
	March 31,	June 30,	September 30,	December 31,
	2025	2025	2025	2025

Revenue	6,240,872	6,326,175	7,402,272	7,495,738
Total comprehensive loss (income)	5,525,789	5,065,541	(1,185,467)	12,096,767
Total assets	35,723,697	29,206,650	42,740,718	56,625,858
Total liabilities	14,997,600	12,048,090	29,890,007	30,380,223
Basic and diluted loss (income) per share	0.14	0.13	(0.03)	0.23

For the three months ended (unaudited)
March 31,
2026

Revenue	5,320,574
Total comprehensive loss (income)	4,104,169
Total assets	55,835,949
Total liabilities	31,535,706
Basic and diluted loss per share	0.08

All quarterly financial information is unaudited.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS

(a)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance, pre-Reverse Takeover	477,022,330	113,775,486
Share consolidation ratio	0.10	1.00
Balance, post-Reverse Takeover	47,702,233	113,775,486

November 19, 2025	4,362,954	154,886
December 1, 2025	38,434	36,537
December 15, 2025	127,773	120,353
December 16, 2025	50,000	108,500
January 6, 2026	25,945	26,093
January 14, 2026	26,026	26,502
January 19, 2026	400,000	875,197
January 21, 2026	200,000	734,352
January 26 2026	25,000	54,700
March 6, 2026	995,000	2,318,350
Balance, March 31, 2026	53,953,365	118,230,956

During the three-month period ended March 31, 2026, no new shares were issued by way of subscription or private placement. During the six-month period ended March 31, 2026, the Company completed a brokered private placement (which closed on November 25, 2025) of 375,000 units for gross proceeds of $1,500,000. Each unit comprised one common share and one common share purchase warrant, with each warrant exercisable to acquire one common share at an exercise price of $4.00 for two years from the date of issuance. Proceeds were allocated between the common shares and warrants based on their relative fair values, with $892,293 allocated to the warrant component and $607,707 allocated to share capital.

During the six-month period ended March 31, 2026, the Company issued 5,942,610 common shares upon the settlement of vested RSUs for a non-cash increase in share capital of $14,701,710, representing the reclassification of amounts recognized in equity for share-based compensation. Of these RSU settlements, 4,522,610 shares ($11,088,558) were issued during the three months ended March 31, 2026 and 1,420,000 shares ($8,732,942) were issued during the three months ended December 31, 2025.

In November 2025, the Company completed a go-public transaction, as described in Note 3(i). In connection with the transaction, the Company effected a 10-for1 consolidation of its common shares, resulting in a decrease in the number of issued and outstanding shares from 477,295,923 to 47,702,203, with no impact on total share capital.

Immediately prior to the transaction, WBM had 250,000 common shares issued and outstanding and issued an additional 4,112,954 common shares to settle indebtedness, resulting in 4,362,954 WBM common shares outstanding. Upon completion of the transaction, the consolidated share capital reflects the legal share capital of WBM.

Following the transaction, the Company issued 218,207 common shares upon the conversion of debt and 250,000 common shares upon the exercise of warrants, increasing share capital by $324,543 and $979,365, respectively.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS (CONT’D)

(a)	Issued and outstanding share capital (cont’d)

As at March 31, 2026, the Company had 53,953,365 (Sept 30, 2025 - 42,629,593) common shares issued and outstanding with total share capital of $118,230,956 (Sept 30, 2025 - $93,672,936).

(a)	Issued and outstanding share capital

Details regarding the Q2 2026 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Subscriptions	375,000	1.62	607,500	607,707
Exercised RSUs	5,942,610	2.47	n/a	14,701,710
Advisory shares	175,000	4.00	n/a	700,000
Shares issued for services	4,362,955	0.04	n/a	154,885
Excerised convertible debt	218,207	4.00	872,712	209,485
Excerised warrants	250,000	0.10	25,000	842,852
	11,323,772		1,505,212	17,216,640

(b)	Options

The Company has a stock option plan (the “Stock Option Plan") under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(695,155)
Balance, September 30, 2025	9,080,333	0.16	2,209,233
Granted, November 19, 2025	1,600,000	0.40	521,422
Balance, pre-Reverse Takeover	10,680,333	0.22	2,730,655
Share consolidation ratio	0.10	0.10	1.00
Balance, post-Reverse Takeover	1,068,033	2.21	2,730,655
Balance, March 31, 2026	1,068,033	2.21	2,730,655
Exercisable	1,068,033	2.21	2,621,408

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS (CONT’D)

(b)	Options (cont’d)

		Weighted-	Weighted-
March 31, 2026	Options	average exercise	average
Vesting Conditions	outstanding	price	remaining life
	#	$	$

Immediately	603,033	2.65	0.72
1/3 per year from grant date	305,000	0.50	0.10
Date of the corporation's RTO	160,000	4.00	4.64
Outstanding, December 31, 2025	1,068,033	2.21	1.13
Exercisable, December 31, 2025	1,068,033	2.21	1.13

The fair value of each share-based payment transaction was estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

19-Nov-25

Estimated stock price at time of grant	$4.00
Exercise price of the option	$4.00
Number of period to exercise, in year	5.00
Compounded risk-free rate	2.73%
Expected volatility	115%
Dividend yield	0%

(c)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS (CONT’D)

(c)	Restricted stock units

A continuity of RSUs is as follows:

	RSUs	RSUs	Amount
	Granted	Vested
	#	#	$

September 30, 2024 (pre-consolidation)	34,596,100	12,571,233	12,842,332
Issued	2,805,000	—	5,055,300
Vested	—	2,550,000	—
Exercised	(2,550,000)	(2,550,000)	(5,157,491)
	34,851,100	12,571,233	12,740,141
Share consolidation ratio	0.10	0.10	1.00
March 31, 2025	3,485,110	1,257,123	12,740,141

September 30, 2025	4,847,610	957,123	17,255,001
Issued	1,295,000	—	3,066,499
Vested	—	5,185,487	—
Exercised	(5,942,610)	(5,942,610)	(19,821,500)
March 31, 2026	200,000	200,000	500,000

During the 3 month period ended March 31, 2026, share-based compensation expense for the Company’s RSUs was $3,066,499 (2025 - $5,050,300). The fair value of each share-based payment transactions was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	14-Oct-25	19-Jan-26	03-Mar-26

Stock price at time of grant	$0.40	$4.00	$2.50
Number of periods to exercise, in years	5	5	5
Compounded risk-free rate	3.19%	3.19%	3.36%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$4.00	$4.00	$2.50
Volatility	76%	76%	76%
Discount for lack of marketability	0.00%	0.00%	0.00%

As at March 31, 2026, a total of 5,185,487 RSUs vested during the period and 5,942,610 RSUs were exercised. There were 200,000 RSUs outstanding as at March 31, 2026 (2025 – 3,485,110 on a post-consolidation basis; 34,851,110 on a pre-consolidation basis).

(d)	Warrants

The Company issued warrants in connection with the senior secured loan discussed in Note 21(c) of the Q2 Financial Statements and the convertible promissory notes described in Note 21(d) of the Q2 Financial Statements. The warrants issued in connection with the convertible promissory notes were classified as a derivative liability and were revalued as at March 31, 2026.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS (CONT’D)

(d)	Warrants (cont’d)

In connection with the reverse takeover transaction completed during preceding three-month period, outstanding warrants were adjusted to represent rights to acquire common shares of the legal parent and were further adjusted to reflect the 10-for-1 common share consolidation. Accordingly, the number of options outstanding and the related weighted-average exercise prices presented below are shown on a post-consolidated basis.

A summary of warrants is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2025	—	—	—
Granted	32,934,800	0.09	11,910,775
Balance, pre-Reverse Takeover	32,934,800	0.09	11,910,775
Share consolidation ratio	0.10	0.10	1.00
Balance, post-Reverse Takeover	3,293,480	0.86	11,910,775
Exercised	(250,000)	0.10	(979,364)
Fair value changes	—	—	(295,334)
Balance, March 31, 2026	3,043,480	0.93	10,636,077
Exercisable	3,043,480	0.93	10,636,077

The fair value of the warrants were estimated on the date of the grant, as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

		Warrants,
	Warrants,	derivative
	equity	liability

Estimated stock price at time of grant	$4.00	$4.00
Exercise price of the warrant	$0.10	$5.00
Number of period to exercise, in year	5.00	3.00
Compounded risk-free rate	2.86%	3.01%
Expected volatility	115%	83%
Dividend yield	0%	0%

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

9.	MATERIAL TRANSACTIONS (CONT’D)

The fair value of the warrants classified as a derivative liability were estimated as at March 31, 2026 , as determined by using the Black-Scholes option pricing model with the following weighted average assumptions:

(d)	Warrants (cont’d)

Warrants,
derivative
liability

Stock price at reporting date	$2.30
Exercise price of the warrant	$5.00
Number of period to exercise, in year	2.24
Compounded risk-free rate	3.03%
Expected volatility	75%
Dividend yield	0%

10.	RECONCILIATION OF EBITDA

The following table outlines the reconciliations of adjusted EBITDA and adjusted EBITDA margin to its nearest IFRS measure:

	For the three and six-months ended (unaudited)
	March 31,	March 31,	March 31,	March 31,
	2026	2026	2025	2025
	3 mo.	6 mo.	3 mo.	6 mo.

Net loss	(3,983,687)	(12,502,299)	(797,825)	(6,961,155)
Interest expenses	2,356,633	5,969,033	141,855	196,350
Interest income	(27)	(951)	(2,554)	(4,108)
Income taxes	—	—	—	—
Depreciation	3,424,340	6,677,230	2,097,077	5,342,804
EBITDA	1,797,259	143,013	1,438,553	(1,426,109)
Stock-based compensation	2,355,954	15,076,282	4,450,000	4,500,000
Foreign exchange gain	(888,501)	(1,735,306)	(3,117,359)	1,406,704
Gain on derivative financial instruments	(629,968)	(6,671,823)	—	—
Adjusted EBITDA	837,485	6,669,153	1,332,641	5,906,704

Revenue	5,320,574	12,816,312	6,082,739	11,009,110
Adjusted EBITDA	837,485	6,669,153	1,332,641	5,906,704
Adjusted EBITDA margin	16%	52%	22%	54%

Adjustments to EBITDA are described in detail in the notes to the financial statements. In accordance with the BCSC Comment Letter received, the Adjusted EBITDA reconciliation has been revised to add back the gain on derivative financial instruments (Q2 2026: $629,968; six-month period: $6,671,823 including the previously-disclosed $4,328,146 for the three months ended December 31, 2025), consistent with the Company’s description of Adjusted EBITDA as excluding "major non-cash items such as amortization, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature". The Company has reviewed the presentation and disclosure of Adjusted EBITDA against NI 52-112 — Non-GAAP and Other Financial Measures Disclosure. The covenant definition of EBITDA in the JGB Loan Documents is materially different from the Adjusted EBITDA measure presented in this MD&A.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

10.	RECONCILIATION OF EBITDA (CONT’D)

The Company issued warrants in connection with the senior secured loan discussed in Note 21(c) in the interim financial statements and the convertible promissory notes described in Note 21(d) in the interim financial statements. The warrants issued in connection with the convertible promissory notes were classified as a derivative liability and were revalued as at March 31, 2026. Also, the Company issued conversion options in connection with the convertible promissory notes described in Note 21(d) of the interim financial statements. The conversion options were classified as derivative liabilities and measured at fair value through profit or loss. The fair value of the conversion options was determined at the grant date using a binomial option pricing model and was remeasured as at March 31, 2026.

11.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

As at March 31, 2026, the Company held cash of $0.8 million, compared to $2.5 million as at September 30, 2025. In addition, the Company maintained digital assets valued at $3.9 million (September 30, 2025 – $0.8 million), which may serve as a supplemental source of liquidity depending on prevailing market conditions. The Company’s working capital deficit as at period-end was $9.2 million (September 30, 2025 – $6.4 million deficit).

As at March 31, 2026, the Company had an accumulated deficit of $94,082,241 (September 30, 2025 – $81,579,828). Whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. These conditions, taken together with the matters described in Note 2(b) to the interim condensed consolidated financial statements, indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. To address the going concern considerations, the Company is (i) pursuing equity financing alternatives; (ii) monitoring general and administrative expenses against budget; (iii) optimizing operating processes at the Norway data centre; and (iv) engaging with the Lenders under the Loan and Guaranty Agreement on covenant compliance and any required waivers. These interim condensed consolidated financial statements do not include any adjustments that would result if the going concern assumption were no longer appropriate.

(b)	Contractual obligations

The Company is party to various contractual obligations, including loans payable, settlement liabilities, convertible debentures, and lease liabilities. As at March 31, 2026, loans payable amounted to $6.2 million, of which $2.9 million is classified as current. Convertible debentures and promissory notes of $4.3 million are outstanding, of which $1.6 million are classified as a current liability, which is inclusive of the interest accretion on this debt. There were no off-balance sheet arrangements reported. The Company continues to service these obligations through available cash resources and ongoing capital management efforts.

(c)	Capital resources

The Company’s capital resources primarily consist of shareholders’ equity, which totaled $25.6 million at March 31, 2026, compared to $12.9 million at September 30, 2025. The increase was attributable to additional equity financings during the period, partially offset by the net loss for the period and other comprehensive losses. The Company’s share capital increased to $118.2 million (March 31, 2025 – $90.2 million) as a result of equity issuances during the period, which provided important financing for operations.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(c)	Capital resources (cont’d)

Management defines its capital structure as shareholders’ equity, debt instruments (including loans payable, convertible debentures and lease liabilities), and other financing arrangements. The Company’s objective is to preserve a flexible capital structure that allows it to respond to changing economic and industry conditions, while minimizing the overall cost of capital.

(d)	Digital currency

The Company holds Bitcoin primarily to support working capital needs. In managing liquidity risk, management targets maintaining cash and cash equivalents in excess of expected cash outflows over the next sixty days. When forecasts indicate a shortfall against this target, the Company disposes of Bitcoin to bridge the gap.

Disposals are sized using weekly cash flow forecasts that consider near-term power, payroll, lease and debt-service obligations and expected customer collections; timing is aligned to settlement dates for these obligations and market trading windows that provide sufficient depth.

The Company continues to treat Bitcoin as a supplemental source of liquidity and will adjust the timing and amount of future sales in line with forecast cash needs and prevailing market conditions. Please refer to the corresponding financial statements for a continuity schedule of Bitcoin balances and disposals, and Financial Instruments and Risk Management for the Company’s 60-day liquidity risk framework.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low. The following summarizes the Company’s financial instruments and associated risks.

Risk management framework

The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company's risk management policies. The committee reports regularly to the board of directors on its activities.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Liquidity risk (cont’d)

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company's exposure to liquidity risk, calculated as total liabilities, is $31,535,706 as at March 31, 2026 (fiscal 2025 – $29,890,007), for which the Company has cash of $5,191,946 (comprising cash and cash equivalents of $832,680, restricted cash of $2,000,000 and cash held in trust of $2,359,266) on hand to satisfy its liabilities (fiscal 2025 – $5,475,486). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency.

Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate and as when required. The effectiveness of these hedging instruments is assessed regularly.

However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure.

Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed.

The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held.

To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

13.	RELATED PARTY TRANSACTIONS

The Company defines related parties in accordance with the definitions in IAS 24 - Related Party Disclosures. As they pertain to the Company, related parties comprise: (i) Key management personnel as described below, and (ii) entities within the Company’s reporting group as described in Note 3(b).

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the periods ended March 31, 2026 and 2025, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

A detailed breakdown of the key management personnel compensation for the three and six-month periods ended March 31, 2026 and March 31, 2025 is as follows:

	For the 3	For the 6	For the 3	For the 6
	months	months	months	months
	ended	ended	ended	ended
	31-Mar-26	31-Mar-26	31-Mar-25	31-Mar-25

Cash compensation:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	60,000	140,000	80,000	120,000
Frank Aadnevik	77,250	163,683	75,000	158,888
Total cash compensation	137,250	303,683	155,000	278,888

Share-based payments:
Mohammed Salah Bakhashwain	1,000,000	1,000,000	2,000,000	2,000,000
Giovanni Gardenzi	—	—	500,000	500,000
Frank Aadnevik	625,000	625,000	500,000	500,000
Total share-based payments	1,625,000	1,625,000	3,000,000	3,000,000

Other forms of remuneration:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	—	—	—	—
Frank Aadnevik	—	—	—	—
Total other forms of remuneration	—	—	—	—

Reimbursements or settlements paid:
Mohammed Salah Bakhashwain	—	—	—	—
Giovanni Gardenzi	—	—	—	—
Frank Aadnevik	—	—	—	—
Total reimbursements or settlements	—	—	—	—
Total compensation	1,762,250	1,928,683	3,155,000	3,278,888

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Key management personnel transactions (cont’d)

As of March 31, 2026 and September 30, 2025, amounts due to related parties consisted of the following:

	March 31,	September 30,
	2026	2025
	$	$

Balances included in accounts and other payables	—	95,758
Related party advances	152,203	150,784

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually.

The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the period end.

14.	OFF-BALANCE-SHEET ARRANGEMENTS

As at March 31, 2026, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES

The Company’s operations involve numerous risks and uncertainties, many of which are beyond its control. The risks outlined below are not exhaustive. Additional risks—currently unknown to the Company or considered immaterial by management—could materially and adversely affect the Company’s business, operations, financial condition, results of operations, or share price. Investors should carefully evaluate the following risks together with the other information contained in this MD&A and the Company’s financial statements before making an investment decision. A number of the Company’s risks are entity specific, including concentration of operations at a single facility in Norway’s NO4 region, reliance of a third party mining pool provider (Luxor), exposure to a limited number of hosting customers, and the potential impact of Norwegian regulatory or grid policy changes on power costs and uptime.

(a)	Technology, digital asset custody & operational continuity

(i)	Cryptocurrency security and code vulnerabilities

The Company’s digital asset holdings are inherently vulnerable to cybersecurity incidents, source code flaws, and network exploits. Cryptocurrencies rely on complex and constantly evolving open-source software, and despite peer review, errors in the codebase have occasionally been identified and exploited by malicious actors. While material exploits remain relatively rare, the possibility exists that undiscovered vulnerabilities could enable unauthorized transfers or the creation of counterfeit assets, potentially resulting in significant financial losses for the Company. The very nature of cryptocurrencies—as bearer assets accessible only through private keys—exacerbates this risk, as stolen or compromised assets are virtually impossible to recover.

(ii)	Custodial, wallet, and exchange risks

The Company’s reliance on custodial solutions, both internal and external, presents additional risks of theft, mismanagement, or insolvency of service providers. Cryptocurrency exchanges, although a key source of liquidity, remain less regulated and more prone to fraud, hacking, and operational failures than traditional financial institutions. High-profile collapses of exchanges in recent years underscore the vulnerability of counterparties in this space.

Any exchange failure or wallet compromise could lead to unrecoverable losses of the Company’s inventory, directly harming its financial condition and potentially affecting investor confidence.

(iii)	Systems failures and cyber incidents

Maintaining continuous mining and treasury operations requires resilient IT infrastructure. Risks include cyber intrusions, malware attacks, denial-of-service incidents, and failures due to fire, flood, or other disasters. The Company invests in redundancies, backup power, and ongoing upgrades to infrastructure; however, no system is infallible.

Extended downtime could impair mining output, disrupt treasury functions, and materially reduce revenues. Moreover, reputational harm may arise if customers, partners, or regulators perceive inadequacies in the Company’s controls.

(iv)	Access to economical and reliable power

Cryptocurrency mining is energy intensive. The Company’s operations depend on reliable, large-scale, and competitively priced electricity. Any material increase in power tariffs, supply curtailments, or unfavourable regulatory actions by utilities could erode operating margins.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(iv)	Access to economical and reliable power (cont’d)

For example, regional energy regulators such as Hydro-Québec have previously imposed moratoria and considered imposing surcharges or operational requirements on cryptomining firms. Similar actions in the future could materially impact the Company’s cost base and profitability.

(v)	Hardware sourcing, pricing and technological obsolescence

The Company’s competitiveness depends on the timely acquisition of state-of-the-art mining machines at reasonable cost. Global demand for mining hardware is highly cyclical, and shortages or supply chain disruptions can lead to inflated prices and delivery delays.

Rapid technological advancement further compounds this risk, as newer models quickly supersede older ones, reducing efficiency and revenue potential. If the Company cannot secure updated hardware, it risks being outcompeted by better-capitalized peers.

(vi)	Insurance limitations

Insurance tailored to cryptocurrency mining and custody remains nascent, with limited coverage options available at significant cost. Events such as theft, hacking, or catastrophic facility damage may fall outside standard policies or within exclusions. If uninsured or underinsured losses occur, the Company could experience material financial and operational setbacks.

(vii)	Permits and licenses

Mining and hosting operations may require governmental permits and environmental, zoning, or regulatory approvals.

Inability to obtain or maintain these approvals could restrict growth or increase compliance costs. Unexpected changes in licensing regimes could also impose delays or additional capital requirements.

(viii)	Third-party service providers and software dependencies

The Company’s operations rely on a wide network of third-party vendors, including software developers, cloud computing providers, and specialized contractors. Many of these service providers operate outside of traditional regulatory frameworks, and their internal controls may not be transparent. If such third parties fail to deliver services, suffer outages, or experience breaches of their own systems, the Company may face significant disruptions to its mining, treasury, and reporting functions. Replacing or renegotiating with these providers can be costly and time-consuming, and prolonged service interruptions could materially impair financial performance.

(ix)	Physical facility risks and environmental hazards

Mining operations are highly sensitive to the physical integrity of their facilities. Fire hazards, water damage, structural weaknesses, and HVAC failures present ongoing risks to the safety and continuity of operations.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(ix)	Physical facility risks and environmental hazards (cont’d)

Furthermore, increasing scrutiny of environmental impact, particularly regarding noise levels, heat emissions, and recycling of obsolete hardware, may expose the Company to community opposition or compliance costs. Any incident or regulatory non-compliance could result not only in financial losses but also in reputational harm, hindering the Company’s ability to expand operations.

(x)	Data integrity and disaster recovery limitations

The Company’s business model requires the storage and processing of vast amounts of financial and technical data. A failure in backup protocols, inadequate disaster recovery systems, or corruption of key data sets could materially impair operations and reporting accuracy.

Although the Company has instituted redundancy systems and periodic testing, full resilience cannot be guaranteed. If critical data is lost or compromised, the Company could face operational delays, compliance failures, and increased risk of fraud or misrepresentation, any of which could erode investor and customer confidence.

(b)	Regulatory, market structure & digital asset economics

(i)	Regulatory change and policy actions

The global regulatory environment for cryptocurrencies remains fragmented and dynamic. Some jurisdictions actively support digital asset innovation, while others impose outright bans or restrictive frameworks. The Company faces uncertainty around potential new laws in Canada and internationally that could directly impact mining, ownership, transfer, or taxation of cryptocurrencies. Regulatory shifts could also extend indirectly to the Company’s shares if authorities classify them as linked to restricted activities. In the worst case, regulations could force liquidation of inventories at unfavourable prices, curtail access to exchanges, or prohibit ongoing operations.

(ii)	Banking and payments de-risking

A persistent challenge for cryptocurrency-related businesses is limited access to banking services. Many financial institutions perceive heightened compliance risks, particularly with respect to anti-money laundering and counter-terrorist financing. If the Company’s banking partners reduce or withdraw services, treasury management could be impaired, increasing operational complexity and reputational risk.

(iii)	Exchange and trading-venue fragility

Digital asset markets are young and only partially regulated. Major exchanges have experienced insolvencies, hacks, and abrupt shutdowns. Smaller exchanges may lack sufficient capitalization, while larger venues are attractive targets for cyberattacks or regulatory scrutiny. Because cryptocurrency prices are determined primarily on these venues, any disruption could trigger significant volatility and impair liquidity.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(iv)	Adoption and utility uncertainty

Despite increased awareness, mainstream adoption of cryptocurrencies as a payment method remains limited. Use in retail and commercial markets is small compared with speculative trading. If adoption stalls or reverses, the result may be greater price volatility and diminished long-term value. Since cryptocurrencies have no intrinsic legal tender status, their worth depends on user and merchant acceptance. A collapse in acceptance could render them illiquid or valueless.

(v)	Price volatility and momentum dynamics

Cryptocurrency prices are highly volatile, often driven by sentiment, leverage, or speculative momentum rather than fundamentals.

(vi)	Price volatility and momentum dynamics

This amplifies the risk of sharp value swings in short periods, leading to potential mark-to-market losses on the Company’s inventory. Momentum pricing creates a feedback loop that can exacerbate both rapid appreciation and sudden crashes.

(vii)	Network economics, reward structure and transaction fees

Mining economics depend on rewards issued by protocols. As block rewards halve approximately every four years, transaction fees are expected to play a larger role. If total rewards prove insufficient to incentivize miners, overall network participation could decline, reducing security and increasing susceptibility to attacks. Lower participation may also reduce block production speed, undermining confidence in the network and indirectly affecting the Company’s revenues.

(viii)	Network difficulty and competition

Bitcoin’s self-adjusting difficulty mechanism means that rising global hash rates dilute per-unit rewards. As competitors with greater scale and efficiency join the network, the Company’s output may decrease despite unchanged costs, potentially eroding profitability. This dynamic could render operations uneconomical if difficulty rises faster than anticipated.

(ix)	Supply and demand shocks, including actions by investment vehicles

The emergence of cryptocurrency investment vehicles, such as exchange-traded funds and trusts, concentrates significant market influence in institutional hands.

Large inflows or redemptions from these vehicles can amplify volatility. Should such entities sell large holdings in a short period, digital asset prices could fall sharply, negatively affecting the Company’s inventory value.

(x)	Geopolitical and macroeconomic events

Crises such as wars, sanctions, or economic recessions may drive speculative demand for cryptocurrencies as alternative stores of value. These inflows can temporarily inflate prices but are often followed by corrections. Conversely, geopolitical instability may reduce confidence in cryptocurrencies as viable alternatives to fiat, further complicating demand forecasts. The unpredictability of such events creates additional uncertainty in planning and risk management.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(xi)	Forced sales to fund operations

The Company may need to liquidate digital assets to meet operational obligations or fund expansion, regardless of prevailing market conditions. If such sales occur during periods of depressed prices, they may crystallize losses and adversely affect cash flow and profitability.

(xii)	Cross-border regulatory inconsistencies

The Company operates in a global marketplace where digital assets frequently cross jurisdictions. Inconsistent or conflicting international rules on mining, custody, taxation, and transfer of cryptocurrencies create ongoing uncertainty.

(xii)	Cross-border regulatory inconsistencies (cont’d)

For example, assets legally mined in one country may face restrictions or penalties if transferred or sold in another. Navigating these regulatory patchworks requires significant legal resources and exposes the Company to inadvertent non-compliance risks. Future regulatory divergence may also hinder the Company’s ability to scale internationally.

(xiii)	Market manipulation and integrity concerns

Digital asset markets are less regulated than traditional securities exchanges, leaving them vulnerable to practices such as wash trading, spoofing, pump-and-dump schemes, and the influence of large “whale” investors. Such manipulative behaviour can distort pricing, reduce transparency, and undermine confidence in the market as a whole. If manipulation is widespread or persistent, the Company may experience unexpected valuation swings in its inventory, limiting its ability to plan operations, raise capital, or secure counterparties.

(iv)	Shifts in energy policy and carbon regulation

Governments worldwide are increasingly focused on sustainability and carbon reduction. Mining, as an energy-intensive activity, could be targeted with taxes, levies, or outright restrictions intended to reduce greenhouse gas emissions. Jurisdictions that once welcomed mining may pivot toward more restrictive stances as public pressure mounts. If regulators impose carbon pricing, renewable energy quotas, or limitations on power usage specific to cryptocurrency miners, the Company’s cost structure and long-term viability could be materially affected.

(c)	Financial, corporate, legal & governance

(i)	Liquidity and additional financing

Execution of the Company’s business strategy depends on raising and maintaining adequate capital. There is no guarantee that financing will be available on favourable terms—or at all—when required. Equity financings may dilute existing shareholders, while debt could impose restrictive covenants. Failure to secure necessary funding could result in scaling back or abandoning strategic initiatives and, in extreme cases, threaten the Company’s ability to continue as a going concern.

(ii)	Key personnel

The Company relies heavily on its senior management team and specialized technical staff.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(ii)	Key personnel (cont’d)

Retaining and attracting individuals with cryptocurrency, finance, and technology expertise is highly competitive. Departure of key personnel without suitable replacements could materially disrupt strategy execution and growth.

(iii)	Strategy execution, acquisitions and integrations

As part of its strategy, the Company may pursue acquisitions, joint ventures, or partnerships. Each transaction carries risks related to due diligence, financing, cultural integration, and realization of synergies. Missteps in execution could result in financial losses or distraction from core operations.

(iv)	Conflicts of interest

Some directors and officers may hold positions in or investments in other entities engaged in cryptocurrency or technology businesses. While legal safeguards require disclosure and abstention from conflicted decisions, the perception or reality of conflicts could raise governance concerns or complicate decision-making.

(v)	Litigation and regulatory proceedings

The Company may face legal or regulatory claims in the ordinary course of business. Even if ultimately resolved favourably, such proceedings can consume management resources and generate costs. Adverse rulings may result in penalties, damages, or operational restrictions.

(vi)	Intellectual property claims

Third parties may assert that the Company’s activities infringe upon their intellectual property rights. Defending such claims, regardless of merit, can be costly and disruptive. Unfavourable outcomes could affect the Company’s ability to operate or diminish confidence in cryptocurrencies generally.

(vii)	Dividend policy

The Company has not declared dividends and does not expect to do so in the foreseeable future. Future dividend decisions, if any, will depend on profitability, liquidity, and Board discretion. Shareholders should not expect income from dividends in the near term.

(viii)	Tax attributes and compliance risks

The Company has approximately $24 million of tax loss carryforwards that may offset future taxable income. Utilization depends on continued profitability and acceptance by the Canada Revenue Agency. If disallowed, future tax liabilities may increase.

Furthermore, uncertainty remains regarding the treatment of cryptocurrency mining under commodity tax regimes such as GST, HST, and QST. Adverse assessments or interpretive changes could delay refunds or reduce working capital.

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(ix)	Income and commodity tax uncertainty

Complex and evolving tax rules pose ongoing risks. Disputes with authorities may result in additional taxes, penalties, or interest. Even with proactive compliance, interpretations may shift, creating potential liabilities.

(x)	Competition and market perception

The Company competes with other miners and digital asset firms for resources, customers, and investor attention. Negative industry events—such as exchange failures, hacks, or regulatory crackdowns—can tarnish sentiment and reduce valuations across the sector, affecting the Company even if it is not directly implicated.

(xi)	Dependence on capital markets sentiment

As a publicly traded entity, the Company’s valuation and access to capital are closely tied to investor sentiment toward the digital asset sector. Market downturns, scandals involving other blockchain companies, or broader declines in technology stocks may limit the Company’s ability to issue equity or debt on acceptable terms. A sudden contraction in available financing could force the Company to curtail growth initiatives, restructure operations, or sell assets at distressed values.

(xii)	Internal control and financial reporting risks

The complexity of accounting for digital assets, coupled with evolving standards under IFRS, creates heightened risk of errors or misstatements in the Company’s financial disclosures. Inadequate internal controls, resource constraints in finance teams, or reliance on manual reconciliation processes could result in delayed filings, restatements, or regulatory scrutiny. Such outcomes would undermine credibility with investors and may limit access to financing or strategic partners.

(xiii)	Reputational exposure and stakeholder confidence

The Company operates in a sector that is often subject to intense media attention and public debate. Negative coverage—whether linked to cybersecurity incidents, environmental concerns, or unrelated events in the digital asset industry—can affect the Company’s reputation even in the absence of direct involvement. Erosion of stakeholder confidence may impair the Company’s ability to attract and retain employees, customers, and investors, creating a self-reinforcing cycle that hampers growth and long-term resilience.

16.	DISCLOSURE CONTROLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING

As a venture issuer, the Company has filed basic certificates under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

16.	DISCLOSURE CONTROLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING (CONT’D)

The certifying officers do not make representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected. There has been no change in the Company’s ICFR during the period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected.

17.	OUTLOOK

Management expects post halving mining economics to remain challenging and highly sensitive to BTC price, transaction fees and network difficulty. The Company’s near term priorities are: (i) increasing energy efficiency and hashrate per MW through new miner deployments; (ii) expanding hosting revenue to improve cash flow stability; (iii) optimizing grid flexibility revenues in Norway; and (iv) maintaining disciplined capital allocation (v) reviewing options to utilize power capacity for AI or cloud compute workloads. These expectations constitute forward looking information and are based on the assumptions described under “Forward Looking Information.”. See ‘Cautionary Note Regarding Forward-Looking Information’ for important assumptions and risk factors.

18.	OUTSTANDING SHARE DATA

As at May 27, 2026, being the latest practicable date prior to the date of this MD&A, the Company’s outstanding share data is as follows:

●	Common shares outstanding: 53,953,365

●	Stock options outstanding: 1,068,033

○	Weighted average exercise price: $2.21

○	Weighted average remaining life: 1.1 years

○	Options exercisable: 1,018,033

●	Restricted Share Units (RSUs) outstanding: 200,000

●	Convertible debentures and promissory notes outstanding: $14,523,990 principal amount.

○	$10,245,000 convertible at $4.00 per share at the holders’ option

○	$1,000,000 convertible at CAD $4.00 per share at the Company’s option after maturity

○	$425,000 convertible at USD $4.00 per share at the holders’ option

○	$2,853,990 convertible at USD $4.00 per the vendor’s option, plus accrued interest

●	Common share purchase warrants outstanding: 3,043,480

○	Weighted average exercise price: $0.93
○	Weighted average remaining life: 4.21 years
○	Warrants exercisable: 3,043,480

For a detailed breakdown of the Company’s outstanding securities, including exercise prices, expiry dates, vesting conditions, and any changes subsequent to period end, please refer to Section 4 (Subsequent Events) and Section 9 (Material Transactions).

Management’s Discussion and Analysis	BITZERO HOLDINGS INC.
For the three and six-month periods ended	(formerly WBM Capital Corp.)
March 31, 2026 and March 31, 2025
(Expressed in United States Dollars, unless otherwise noted)

19.	FILING

These documents have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed through SEDAR+’s website at www.sedarplus.ca.

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